SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Workgroup Technology Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

980903 10 8
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V, LP
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.6%

12)        TYPE OF REPORTING PERSON*

             PA






                                   13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V, LLP
            Tax Identification No.  41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.6%

12)        TYPE OF REPORTING PERSON*

             PA



13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.6%

12)        TYPE OF REPORTING PERSON*

             IN


13G

CUSIP NO.  980903 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             666,666


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)        TYPE OF REPORTING PERSON*

             IN



CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                             b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    666,666
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 666,666
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            666,666

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.6%

12)        TYPE OF REPORTING PERSON

             IN










SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Item 1(a)  Name of Issuer:

           Workgroup Technology Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           81 Hartwell Avenue
           Lexington, MA  02173

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V, LP
           2.  Itasca Partners V, LLP
           3.  John E. Lindahl
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V, LP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V, LLP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           5.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Equity Partners V, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V, LP is a Minnesota limited partnership, whose general partner is Itasca Partners V, LLP, a Minnesota limited liability partnership. John E. Lindahl and George
J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner of Itasca Partners V, LLP.

Item 2(c)  Citizenship:

           1.  Norwest Equity Partners V, LP:  Minnesota
           2.  Itasca Partners V, LLP:  Minnesota
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           980903 10 8

Item 3     Not Applicable.

Item 4     Ownership:

(1) Norwest Equity Partners V, LP ("NEP V"): At December 31, 2000, NEP V, LP owned 666,666 shares of common stock. This amount represented 8.6% of the total shares of common stock outstanding at that date. NEP V has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca Partners V, LLP ("Itasca V"): At December 31, 2000, Itasca V was deemed to own, by virtue of its affiliation with NEP V, 666,666 shares of common stock. This amount represented 8.6% of the total shares of common stock outstanding at that date.

(3) John E. Lindahl: At December 31, 2000, John E. Lindahl was deemed to own 666,666 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V. This amount represented 8.6% of the Issuer's total shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At December 31, 2000, George J. Still, Jr. was deemed to own 666,666 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V. This amount represented 8.6% of the total shares of common stock outstanding at that date.

(5) John P. Whaley: At December 31, 2000, John P. Whaley was deemed to own 666,666 shares of common stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V. This amount represented 8.6% of the the Issuer's total shares of common stock outstanding at that date.

The persons filing this statement other than Norwest Equity Partners V, LP disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.


Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 30, 2001

NORWEST EQUITY PARTNERS V, LP

By ITASCA PARTNERS, LLP, as general partner



By:  /s/ John P. Whaley
     John P. Whaley, Partner